FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from July 26, 2004, announcing that Registrant shall supply Koochi Communications Ltd. with an additional 300 Skystar 360E terminals, and announcing the release date of Registrant’s second quarter earnings report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: July 26, 2004

Gilat Provides Koochi Communications Ltd. with 300 Skystar 360E VSAT Sites for its Broadband Customers in Nigeria

Company to release second quarter earnings report on August 5, 2004

Petah Tikva, Israel, July 26, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that it shall supply to Koochi Communications Ltd. an additional 300 Skystar 360E terminals to deliver broadband communications to SOHO and SME users in Nigeria and West Africa. A rollout of 50 terminals was completed in Q4 of 2003, with shipment of the additional 300 terminals currently in process.

Gilat also announced that it will release its second quarter 2004 results on August 5, 2004.

Koochi Communications Ltd. is a satellite network provider, offering access, deployment and maintenance of satellite solutions to Africa’s service providers. Koochi’s purchase of a Gilat satellite network based solution will enable the company to deliver an efficient broadband alternative to its customers. Koochi will provide its satellite network via a shared Hub facility based in Fuchstadt Germany.
Janna Korestkaya, Associate Vice President Sales, Africa, said, “Providing access to Broadband services to SOHO and SME customers in Africa is challenging, but also achievable. This is being demonstrated by entrepreneurs such as Koochi who are actively taking steps using VSAT technology to convert what most people see as only a dream into reality. Koochi’s rollout of Gilat’s Skystar 360E VSAT is based on flexible tariff structures and a proven market strategy. End users have world class service and applications access based on our proven technology and the Koochi drive to make a difference.”

According to Koochi Communication’s CEO, Mr. Kelly N. Kanu, “the selection of Gilat’s Skystar 360E reflects Koochi’s belief in adopting best-of-breed communications solutions, which maintain a consistently proven resilience to our market environment. Our technical appraisal of the Skystar 360E performance is sincere, as it comes ultimately affirmed by those who inspire us – our clients. This is in many ways, reflective of a business relationship enhanced through affordable pricing & support from Gilat. We have expressed through our procurement & rollout of the 360E terminals, a conservative representation of our capacity to deliver – as an energetic company with a strong spirited partner in Gilat, the necessary combined momentum to impart on the West African landscape the benefits of lessened barriers to broadband internet connectivity, and the overall promotion of Information Communication Technology (ICT) development.”

About Koochi Communications Ltd.
Koochi is a Virtual Satellite Network Provider, providing Satellite terminal equipment, broadband access and a broad range of voice, data/fax and voiceover telephony services created to suit a broad spectrum of client needs across West Africa. Koochi is also prided as an ICT business & service activist group, set up with the aim of challenging the traditional service models in the Information and Communications technology market in West Africa. Koochi’s pricing structure is highly scalable; as its network service needs can be scaled according to customer’s requirements with very competitive incremental costs. This is especially important to the regions rapidly growing SME and business sectors of these economies.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
Director, Corporate Marketing
+972-58-573572; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott,
+1 703- 848-1515
tim.perott@spacenet.com